SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No.         )*

MAKO Surgical Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

560879108

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

CUSIP No. 560879108	SCHEDULE 13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS MK Investment Co
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 -
6 SHARED VOTING POWER 1,872,537
7 SOLE DISPOSITIVE POWER - 0 -
8 SHARED DISPOSITIVE POWER 1,872,537

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,872,537
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 24,951,157 shares of Common Stock outstanding as of December 12, 2008, as disclosed in the Issuer’s Proxy Statement dated December 19, 2008.

CUSIP No. 560879108	SCHEDULE 13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS Francisco Beramendi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 -
6 SHARED VOTING POWER 1,872,537
7 SOLE DISPOSITIVE POWER - 0 -
8 SHARED DISPOSITIVE POWER 1,872,537

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,872,537
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 24,951,157 shares of Common Stock outstanding as of December 12, 2008, as disclosed in the Issuer’s Proxy Statement dated December 19, 2008.

CUSIP No. 560879108	SCHEDULE 13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS Diego Muñoz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 -
6 SHARED VOTING POWER 1,872,537
7 SOLE DISPOSITIVE POWER - 0 -
8 SHARED DISPOSITIVE POWER 1,872,537

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,872,537
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 24,951,157 shares of Common Stock outstanding as of December 12, 2008, as disclosed in the Issuer’s Proxy Statement dated December 19, 2008.

CUSIP No. 560879108	SCHEDULE 13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS Alfredo Arocena
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 -
6 SHARED VOTING POWER 1,872,537
7 SOLE DISPOSITIVE POWER - 0 -
8 SHARED DISPOSITIVE POWER 1,872,537

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,872,537
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 24,951,157 shares of Common Stock outstanding as of December 12, 2008, as disclosed in the Issuer’s Proxy Statement dated December 19, 2008.

CUSIP No. 560879108	SCHEDULE 13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS Exxel Capital Partners VI, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 -
6 SHARED VOTING POWER 1,872,537
7 SOLE DISPOSITIVE POWER - 0 -
8 SHARED DISPOSITIVE POWER 1,872,537

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,872,537
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 24,951,157 shares of Common Stock outstanding as of December 12, 2008, as disclosed in the Issuer’s Proxy Statement dated December 19, 2008.

CUSIP No. 560879108	SCHEDULE 13G	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS The Exxel Group VI (Cayman Islands), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 -
6 SHARED VOTING POWER 1,872,537
7 SOLE DISPOSITIVE POWER - 0 -
8 SHARED DISPOSITIVE POWER 1,872,537

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,872,537
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 24,951,157 shares of Common Stock outstanding as of December 12, 2008, as disclosed in the Issuer’s Proxy Statement dated December 19, 2008.

CUSIP No. 560879108	SCHEDULE 13G	Page 8 of 12 Pages

1	NAME OF REPORTING PERSONS Marcelo Chao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 -
6 SHARED VOTING POWER 1,872,537
7 SOLE DISPOSITIVE POWER - 0 -
8 SHARED DISPOSITIVE POWER 1,872,537

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,872,537
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 24,951,157 shares of Common Stock outstanding as of December 12, 2008, as disclosed in the Issuer’s Proxy Statement dated December 19, 2008.

CUSIP No. 560879108	SCHEDULE 13G	Page 9 of 12 Pages

Item 1	(a).	Name of Issuer.

MAKO Surgical Corp.

Item 1	(b).	Address of Issuer’s Principal Executive Offices.

2555 Davie Road Fort Lauderdale, Florida 33317

Item 2	(a).	Name of Person Filing.

This statement is filed on behalf of MK Investment Co (“MK Investment”), Francisco Beramendi, Diego Muñoz, Alfredo Arocena, Exxel Capital Partners VI, LP (“Exxel Capital”), The Exxel Group VI (Cayman Islands), Inc. (“Exxel Group”) and Marcelo Chao (individually, a “Reporting Person,” and collectively, the “Reporting Persons”). See Exhibit A for the Reporting Persons’ agreement for a joint filing of a single statement on their behalf.

Due to their relationships with one another, the Reporting Persons may be deemed to constitute a “group” under Section 13(d) of the Act with respect to their beneficial ownership of the shares of Common Stock reported herein. The Reporting Persons, however, expressly disclaim such status and declare that the filing of this Schedule 13G is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d) of the Act or otherwise, is the beneficial owner of the shares of Common Stock held by any other Reporting Person. Each Reporting Person disclaims beneficial ownership of any securities beneficially owned by any other Reporting Person.

Item 2	(b).	Address of Principal Business Office.

The address of each of MK Investment, Francisco Beramendi, Diego Muñoz and Alfredo Arocena is c/o Del Plata Consulting Services, Zonamerica, Ruta 8, KM 17.5, Montevideo, Uruguay, 91600.

The address of each of Exxel Capital and Exxel Group is c/o Del Plata Consulting Services, Zonamerica, Ruta 8, KM 17.5, Montevideo, Uruguay, 91600.

The address of Marcelo Chao is Av Del Libertador 602, Piso 27, Buenos Aires C1 C1001ABT, Argentina.

Item 2	(c).	Citizenship.

Each of MK Investment, Exxel Capital and Exxel Group was organized under the laws of the Cayman Islands.

Each of Francisco Beramendi, Diego Muñoz and Alfredo Arocena is a citizen of Uruguay.

Marcelo Chao is a citizen of Argentina.

Item 2	(d).	Title of Class of Securities.

Common Stock, par value $0.001 per share (“Common Stock”).

Item 2	(e).	CUSIP Number.

560879108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 560879108	SCHEDULE 13G	Page 10 of 12 Pages

Item 4.	Ownership.

Reporting Person	Amount Beneficially Owned		Percent of Class (1)
MK Investment	1,872,537	(2)	7.5%

Francisco Beramendi	1,872,537	(3)	7.5%

Diego Muñoz	1,872,537	(3)	7.5%

Alfredo Arocena	1,872,537	(3)	7.5%

Exxel Capital	1,872,537	(4)	7.5%

Exxel Group	1,872,537	(4)	7.5%

Marcelo Chao	1,872,537	(4)(5)	7.5%

	Power to Vote			Power to Dispose
Reporting Person	Sole	Shared		Sole	Shared
MK Investment	0	1,872,537	(2)	0	1,872,537	(2)

Francisco Beramendi	0	1,872,537	(3)	0	1,872,537	(3)

Diego Muñoz	0	1,872,537	(3)	0	1,872,537	(3)

Alfredo Arocena	0	1,872,537	(3)	0	1,872,537	(3)

Exxel Capital	0	1,872,537	(4)	0	1,872,537	(4)

Exxel Group	0	1,872,537	(4)	0	1,872,537	(4)

Marcelo Chao	0	1,872,537	(4)(5)	0	1,872,537	(4)(5)

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

(1)	Calculated on the basis of 24,951,157 shares of Common Stock outstanding as of December 12, 2008, as disclosed in the Issuer’s Proxy Statement dated December 19, 2008.
(2)	MK Investment owns of record and has shared power to vote and dispose of 1,872,537 shares of Common Stock.
(3)	Includes 1,872,537 shares of Common Stock directly owned by MK Investment. MK Investment is directly controlled by its board of directors, consisting of Francisco Beramendi, Diego Muñoz and Alfredo Arocena.
(4)	Includes 1,872,537 shares of Common Stock directly owned by MK Investment. Exxel Capital is indirectly the majority shareholder of MK Investment. The general partner of Exxel Capital is Exxel Group.
(5)	Marcelo Chao is a Managing Director of Exxel Group.

CUSIP No. 560879108	SCHEDULE 13G	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009	MK INVESTMENT CO

	By:	/s/ Diego Muñoz
Diego Muñoz
Director

/s/ Diego Muñoz
DIEGO MUÑOZ

/s/ Francisco Beramendi
FRANCISCO BERAMENDI

/s/ Alfredo Arocena
ALFREDO AROCENA

EXXEL CAPITAL PARTNERS VI, LP

	By:	The Exxel Group VI (Cayman Islands), Inc. General Partner

	By:	/s/ Marcelo Chao
Marcelo Chao
Managing Director

THE EXXEL GROUP VI (CAYMAN ISLANDS), INC.

	By:	/s/ Marcelo Chao
Marcelo Chao
Managing Director

/s/ Marcelo Chao
MARCELO CHAO

CUSIP No. 560879108	SCHEDULE 13G	Page 12 of 12 Pages

EXHIBIT A

AGREEMENT TO FILE JOINT SCHEDULE 13G

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13G and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of the shares of common stock of MAKO Surgical Corp. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

February 13, 2009	MK INVESTMENT CO

	By:	/s/ Diego Muñoz
Diego Muñoz
Director

/s/ Diego Muñoz
DIEGO MUÑOZ

/s/ Francisco Beramendi
FRANCISCO BERAMENDI

/s/ Alfredo Arocena
ALFREDO AROCENA

EXXEL CAPITAL PARTNERS VI, LP

	By:	The Exxel Group VI (Cayman Islands), Inc. General Partner

	By:	/s/ Marcelo Chao
Marcelo Chao
Managing Director

THE EXXEL GROUP VI (CAYMAN ISLANDS), INC.

	By:	/s/ Marcelo Chao
Marcelo Chao
Managing Director

/s/ Marcelo Chao
MARCELO CHAO